Mail Stop 4561

July 14, 2008

Mr. Robert S. Taubman
President and Chief Executive Officer
Taubman Centers, Inc.
200 East Long Lake Road, Suite 300
Bloomfield Hills, MI 48304-2324

      Re: Taubman Centers, Inc.
              Form 10-K for the Year Ended December 31, 2007
              Filed February 27, 2008
              Form 10-Q for the Quarter Ended March 31, 2008
              Filed April 30, 2008
              File No. 1-11530

Dear Mr. Taubman:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

              Sincerely,

              Daniel L. Gordon
              Branch Chief